File No. 1-8610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission File Number l-8610

SBC SAVINGS PLAN

SBC COMMUNICATIONS INC.

175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the

Year Ended December 31, 2004	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8

Schedule H, Line 4j – Schedule of Reportable Transactions	14

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SBC Communications Inc., Plan Administrator

for SBC Savings Plan

We have audited the accompanying statements of net assets available for benefits of SBC Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Antonio, Texas

June 14, 2005

SBC SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	December 31,
	2004	2003
ASSETS

Investments (See Note 3)	$6,462,614	$5,990,832
Dividends and interest receivable	50	40
Receivable for investments sold	537	179
Other receivables	1	1

Total Assets	6,463,202	5,991,052

LIABILITIES

Payable for investments purchased	-	5,489
Administrative expenses payable	1,859	1,203
Other	-	24

Total Liabilities	1,859	6,716

Net Assets Available for Benefits	$6,461,343	$5,984,336

See Notes to Financial Statements.

SBC SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2003	$5,984,336

Additions to Net Assets:
Contributions:
Participant contributions	325,849
Employer contributions	149,222

475,071

Investment Income:
Dividends on SBC common shares	105,991
Net appreciation in value of investments	277,009
Interest	58,231

441,231

Total Net Additions	916,302

Deductions from Net Assets:
Administrative expenses	6,078
Distributions	433,074
Transfer to SBC Savings and Security Plan	143

Total Deductions	439,295

Net Assets Available for Benefits, December 31, 2004	$6,461,343

See Notes to Financial Statements.

SBC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.

Plan Description - The SBC Savings Plan (Plan) was established by SBC Communications Inc. (SBC or the Company) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants can invest their contributions in one or more of the following funds in 1% increments: the SBC Shares Fund, the Bond Fund, the Large Cap Stock Fund, the Interest Income Fund, the Asset Allocation Fund, the Global Equity Fund, the Mid and Small Cap Stock Fund and the International Stock Fund.

Company matching contributions are made solely in the form of shares of SBC’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

Dividends on shares in the SBC Shares Fund and the ESOP can either be reinvested in the SBC Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA will be paid into the SBC Shares Fund. During 2004, Plan participants elected to receive $26,327 in dividend distributions. This amount is included in distributions on the statement of changes in net assets.

Although it has not expressed any intent to do so, SBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.

Accounting Policies - The values of investments are determined as follows: SBC common shares on the basis of the closing price as reported on the New York Stock Exchange; contracts with insurance companies and other financial institutions at principal plus reinvested interest which approximates fair value; common collective trust funds at values obtained from fund managers; and temporary cash investments at cost which approximates fair value. Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SBC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

3.	Investments - Investments representing 5% or more of Plan net assets at either December 31, 2004 or 2003 were:

	2004	2003
Employee Stock Ownership Plan*
SBC common shares	$1,139,261	$1,069,341

SBC Shares Fund
SBC common shares	$1,060,087	$1,123,962

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	$1,395,114	$1,285,355

Asset Allocation Fund
Barclays Global Investors U.S. Tactical Asset Allocation Fund F	$446,586	$410,280

Mid and Small Cap Stock Fund
Extended Equity Market Fund F	$431,957	$279,579

*	Nonparticipant-directed

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common Stock	$(23,153)
Common Collective Trusts	300,162
Total	$277,009

The Interest Income Fund consists of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and may be periodically reset. For the years ended December 31, 2004 and 2003, the average interest rates earned on these contracts were 4.21% and 4.71%. At December 31, 2004, the fixed crediting interest rates on these contracts ranged from 1.66% to 7.62%. At December 31, 2003, the fixed crediting interest rates on these contracts ranged from 3.51% to 7.97%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2004 or 2003.

The Interest Income Fund invests in both guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). SICs differ from GICs in that the assets supporting the SICs are owned by the Plan. A bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the GICs and SICs generally consist of high quality fixed income securities with a fair value of $1,177,818 and $1,178,302 at December 31, 2004 and 2003.

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

SBC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

4.

Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2004	2003
Assets
SBC common shares	$1,139,261	$1,069,341
Temporary cash investments	919	6,502
Dividends and interest receivable	3	2
Receivable for investments sold	537	179
Other receivables	1	1
Total Assets	1,140,721	1,076,025

Liabilities
Payable for investments purchased	-	5,489
Administrative expenses payable	289	195
Total Liabilities	289	5,684

Net Assets Available for Benefits	$1,140,432	$1,070,341

2004

Net Assets Available for Benefits, December 31, 2003	$1,070,341

Employer contributions [1]	151,462
Interest income	25
Net depreciation in fair value of investments	(9,589)
Administrative expenses	(781)
Distributions	(51,487)
Transfers to other fund(s)	(19,493)
Transfers to SBC Savings and Security Plan	(46)
70,091

Net Assets Available for Benefits, December 31, 2004	$1,140,432

1 Employer contributions includes forfeitures allocated from the SBC Shares Fund.

SBC SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

5.	Tax Status - The Plan has received a determination letter from the Internal Revenue Service dated

March 18, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2004	2003

Net Assets Available for Benefits per the financial statements	$6,461,343	$5,984,336

Less: Distribution payable to participants	(2,049)	(4,909)

Net Assets Available for Benefits per the Form 5500	$6,459,294	$5,979,427

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Distributions to participants per the financial statements	$433,074

Add: Distributions payable to participants at December 31, 2004	2,049

Less: Distributions payable to participants at December 31, 2003	(4,909)

Distributions to participants per the Form 5500	$430,214

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SBC SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(Dollars in Thousands)

Identity of Issue		Description of Investment	Cost	Current Value
Employee Stock Ownership Plan

*	SBC common shares	44,208,803 shares	$780,545	$1,139,261
*	Mellon Trust of New England, National
	Association	Temporary cash investment	919	919
	Total Employee Stock Ownership Plan		781,464	1,140,180

SBC Shares Fund

*	SBC common shares	41,136,468 shares		1,060,087
*	Mellon Trust of New England, National
	Association	Temporary cash investment		28,458
	Total SBC Shares Fund		**	1,088,545

Bond Fund

*	Barclays Global Investors Intermediate
	Governement/Credit Bond Index Fund F	13,682,192 units	**	231,092

Large Cap Stock Fund

*	Barlcays Global Investors Equity Index
	Fund F	81,920,934 units	**	1,395,114

Interest Income Fund

	Bank of America Wrapper	Synthetic GIC
		#99-058, 3.40%, ***		(553)
	Amex. Optima CC MT	Monoline Credit Card		4,869
	Cendant Timeshare Receivables Funding	Collateralized Mtg Obligation Commercial/Corporate		2,417
	COAFT	Sub Prime Auto		2,321
	Credit Suisse First Boston	Conduit		1,267
	Daimler Chrysler	Prime Auto		11,937
	Delta Funding HEL Trust	Home Equity Monoline		1,459
	Fleet Credit Card MT	Bank Credit Card		4,969
	Federal Home Loan Mortgage Company	Agency Debenture		4,239
	Federal Home Loan Mortgage Company	Agency Debenture		9,947
	Federal Home Loan Mortgage Corp	Agency NAS		12,120
	Federal National Mtg. Assn.	Agency MF BLN		7,816
	Federal National Mtg. Assn GTD	Agency FIX		8,089
	Federal National Mtg. Assn. Grantor Trust	Agency MF FIX		9,754
	Federal National Mtg. Assn. Grantor Trust	Home Equity Agency		3,794
	Federal National Mtg. Assn.	Agency Debenture		4,996
	Federal National Mtg. Assn Whole Loan	Home Equity Agency		9,795

SBC SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2004

(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
Federal National Mtg. Assn Whole Loan	FNMA Remic		9,082
Honda Auto Trust	Sub Prime Auto		8,543
MBNA Master Trust	Monoline Credit Card		2,478
Nordstrom Pvt. Lbl. CC MT	Retail Credit Card		7,386
Saxon Asset Securities Trust	Home Equity Senior Sub		5,667
United States Treasury	Treasury Note		14,024
Wachovia Auto Owner Trust	Prime Auto		11,895
WFS Financial Owner Trust	Sub Prime Auto		9,340
Cash on Hand	Cash		616
			168,267

IXIS Financial	Non-Participating Synthetic		10,065
	#435-01, 6.99%, ***

IXIS Financial	Non-Participating Synthetic		10,144
	#435-02, 7.01%, ***

IXIS Financial	Non-Participating Synthetic		13,252
	#435-03, 7.00%, ***

JP Morgan Chase Wrapper	Synthetic GIC
	#426423-T, 4.47%, ***		(3,013)
Asset Backed Funding Certificates	Home Equity Senior Sub		2,869
Citibank Credit Card	Bank Credit Card		5,180
Caterpillar Fin Asset Trust	Large Equipment Loan		3,114
Discover Card Trust	Bank Credit Card		5,197
Federal Home Loan Mtg Corp	Agency NAS		9,209
Federal Home Loan Mtg Corp	Agency NAS		12,028
Federal Home Loan Mtg Corp	Agency PAC		5,358
Federal Home Loan Mtg Corp	Agency PAC		12,130
Federal National Mtg. Assn. - Adj Rate Mtg.	Agency HYB PP		19,265
Federal National Mtg. Assn. - Adj Rate Mtg.	Agency HYB PP		15,951
Federal National Mtg. Assn. - Adj Rate Mtg.	Agency HYB PP		14,909
Federal National Mtg Assn. Whole Loan	Home Equity Agency		5,151
Federal National Mtg Assn. Whole Loan	Home Equity Agency		13,310
Federal National Mtg Assn. Whole Loan	Agency RP ARM		3,820
Federal National Mtg Assn. Whole Loan	Home Equity Agency		10,937
GMACC Commercial MTG Securities	Conduit		10,045
Harley Davidson Eagleman	Prime Auto		1,376
MBNA Master Credit Card Trust	Monoline Credit Card		6,165
Marriot Vacation Club Owner Trust	Collateralized Mtg Obligation Commercial/Corporate		3,218
Navistar Financial Owner Trust	NonPrime Auto		10,734
Prime Credit Card Master Trust	Retail Credit Card		6,614
Residential Asset Security	Home Equity Monoline		6,329

SBC SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2004

(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
United States Treasury	Treasury Note		11,084
United States Treasury	Treasury Note		10,009
Cash on Hand	Cash		384
			201,373

Metropolitan Life Wrapper	Synthetic GIC
	#28456, 4.36%, ***		(2,434)
Ameriquest Marketing Securities	Home Equity Senior Sub		4,904
BOIT	Bank Credit Card		11,873
Caterpillar Financial Asset Trust	Large Equipment Loan		3,485
Commercial Mtg Ast Trust	Conduit		11,013
Daimler Chrysler	Prime Auto		11,558
Federal Credit Card MT	Bank Credit Card		4,996
Federal Home - Adj Rate Mtg.	Agency Hybrid		8,914
Federal Home - Adj Rate Mtg.	Agency Hybrid		9,841
Federal Home Loan Mortgage Corp	Agency NAS		17,914
Federal National Mortgage - Aces	Agency MF FIX		7,117
Federal National Mtg Assn. - Adj Rate Mtg.	Agency Hybrid		7,133
Federal Nataion Mtg Assn- GTD	Home Equity Agency		6,227
Federal National Mtg Assn. Whole Loan	Agency ARM AA		2,281
Federal National Mtg Assn. Whole Loan	Home Equity Agency		5,595
Federal Home Loan Mortgage Corp	Home Equity Agency		4,998
Morgan Stanley Mortgage Loan Trust	Collateralized Mtg Obligation Commercial/Corporate		8,902
Prime Credit Card MT	Retail Credit Card		5,167
Resid Asset Management Production Inc.	Home Equity Monoline		8,145
Toyota Auto Owners Trust	Prime Auto		3,060
United States Treasury	Treasury Note		24,527
Cash on Hand	Cash		828
			166,044

Monumental Wrapper	Synthetic GIC
	MDA00075TR, 4.10%, ***		(1,232)
Amex. Optima CC MT	Monoline Credit Card		7,129
Carmax Auto Owner	NonPrime Auto		464
Citibank Credit Card	Bank Credit Card		10,504
Chase Credit Card	Bank Credit Card		7,755
Capital One Master Trust	Monoline Credit Card		10,344
Credit Suisse First Boston	Conduit		6,666
Credit Suisse First Boston	Conduit		7,958
Credit Suisse First Boston	Conduit		3,191
Federal Home Loan Mortgage Company	Agency Debenture		6,934
Federal National Mtg.	Agency MF BAL		7,756

SBC SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2004

(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
Federal National Mtg.	Agency MF BLN		8,265
Federal National Mtg. - Aces	Agency MF FIX		810
Federal National Mtg Assn - Adj. Rate. Mtg.	Agency Hybrid		7,487
Federal National Mtg Assn - Adj. Rate. Mtg.	Agency Hybrid PP		5,393
Federal National Mtg Assn - Adj. Rate. Mtg.	Agency Hybrid		13,651
Federal National Mtg Assn	Agency Debenture		11,361
Federal National Mtg Assn Whole Loan	Home Equity Agency		7,358
Federal National Mtg Assn Whole Loan	Home Equity Agency		11,816
Ford Auto Owners Trust	Prime Auto		8,319
Pinnacle CBO FSA Ins.	Corp Fin Other		2,143
Residential Funding Mtg. Securities	Home Equity 2nd Monoline		8,907
Toyota Auto Owners Trust	Prime Auto		2,904
United States Treasury	Treasury Note		20,393
Vanderbilt Mortgage Finance	Mfg Hsg Senior Sub		2,815
Cash on Hand	Cash		52
			179,143

Prudential Ins Co	Account		7,927
	#10020-213, 7.06%, ***

Prudential Ins Co	Account		6,582
	#10071-214, 6.99%, ***

Prudential Ins Co	Account		13,588
	#GA1007121, 7.48%, ***

State Street Wrapper	Synthetic GIC
	#99038, 4.22, ***		(1,311)
Amex. Optima CC MT	Monoline Credit Card		5,851
Bank of America Commercial Mortgage	Conduit		8,041
Commercial Mtg. Ast Trust	Conduit		3,927
Commercial Mortgage Pass Thru	Conduit		10,864
Federal Home Loan Mtg. Corp	Agency Debenture		18,605
Federal National Mtg. Assn. Rec.	Agency PAC		19,046
Federal National Mtg. Assn. - Adj Rate Mtg.	Agency Hybrid		9,281
Federal National Mtg. Assn. Whole Loan	FNMA Remic		8,610
Federal National Mtg. Assn. Whole Loan	Home Equity Agency		11,483
Honda Auto Trust	SubPrime Auto		1,485
John Deer Owners Trust	Large Equipment Loan		10,213
KEYCORP	Conduit		1,212
LB Commer Conduit Mtg.	Conduit		2,058
MBNA Master Trust	Monoline Credit Card		9,080
Nomura Asset Securities Corporation	Conduit		12,213
New Century Home Equity Loan Trust	Home Equity Monoline		6,211

SBC SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2004

(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
	United States Treasury	Treasury Note		8,495
	United States Treasury	Treasury Note		5,268
	United States Treasury	Treasury Note		7,995
	World Omni Auto Receivables Trust	AB-Prime Auto		5,039
	Cash on Hand	Cash		1,440
				165,106

	SunAmerica Life Insurance	Account		13,275
		#5016, 7.04%, ***

	SunAmerica Life Insurance	Account		9,285
		#5017, 7.02%, ***

	SunAmerica Life Insurance	Account		20,131
		#FA-5009, 7.14%, ***

	UBS Wrapper	Synthetic GIC
		#5030, 3.83%, ***		(713)
	Americredit Auto. Rec	SubPrime Auto		4,012
	BOIT	Bank Credit Card		3,451
	Citibank Credit Card IT	Bank Credit Card		9,944
	Chase Manhattan Auto Owns	Prime Auto		10,818
	Chase Funding Mort Ln.	Conduit		10,082
	COAFT	SubPrime Auto		312
	Federal Home Loan Mtg. Corp	Agency Hybrid		482
	Federal National Mortgage Assn.	Agency Debenture		15,794
	Federal National Mtg. Assn. Rec.	Agency PAC		3,455
	Federal National Mtg. Assn. Whole Loan	Home Equity Agency		12,168
	Federal National Mtg. Assn. Whole Loan	Home Equity Agency		9,145
	FSPC	Home Equity Agency		6,349
	Household Private Lab MT2	Retail Credit Card		10,426
	Morgan Stanley Auto Loan Trust	Prime Auto		11,940
	Morgan Stanley Capital	Conduit		12,136
	Nissan Auto Owners Trust	Prime Auto		11,918
	Structured Asset Securities Corp	Collateralized Mtg Obligation Commercial/Corporate		12,068
	Saloman Brothers Mortgage Securities VII	Conduit		4,263
	USAA Auto Owners Trust	Prime Auto		11,800
	United States Treasury	Treasury Notes		16,678
	United States Treasury	Treasury Notes		3,997
	Cash on Hand	Cash		1,448
				181,973

*	Mellon Trust of New England, National
	Association	Temporary cash investment		17,544
	Total Interest Income Fund		**	1,183,699

SBC SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2004

(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
Asset Allocation Fund

* Barclays Global Investors U.S. Tactical
Asset Allocation Fund	24,192,089 units		446,586

Global Equity Fund

* Barclays Global Investors U.S. Equity
Market Fund F	4,675,689 units		144,806
* Barclays Global Investors EAFE Equity
Index Fund F	2,315,209 units		49,337
Total Global Equity Fund			194,143

Mid and Small Cap Stock Fund

Extended Equity Market Fund F	21,641,116 units		431,957

International Stock Fund

International Stock	8,077,424 units		172,130

Loan Fund

* Loans to Plan Participants	5.00% - 6.25%		179,168

TOTAL			$6,462,614

*	Party-in-Interest.
**	Participant-directed investment, cost not required.
***	Synthetic Insurance Contracts, no stated maturity.

SBC SAVINGS PLAN

EIN 43-1301883, PLAN NO. 002

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2004

(Dollars in Thousands)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) – Series of Transactions in Excess of 5 Percent of Plan Assets

*Mellon Trust of New England, N.A.	Pooled Employee Funds Daily Liquidity Fund	$ 188,908	$ –	$ 188,908	$ 188,908	$ –

*Mellon Trust of New England, N.A.	Pooled Employee Funds Daily Liquidity Fund	–	194,491	194,491	194,491	–

* All transactions were purchased and sold on the market.

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SBC SAVINGS PLAN

By SBC Communications Inc., Plan Administrator
for the Foregoing Plan

By	/s/ Karen E. Jennings
Karen E. Jennings
Senior Executive Vice President -
Human Resources and Communications

Date: June 23, 2005

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm